Exhibit 99.1

News Release

Brookfield Renewable Power Completes US$120 Million Financing
for Brazilian Hydro Facility

Gatineau, Québec, June 30, 2008 – Brookfield Renewable Power Inc. announced today that it has completed a US$120 million project financing in connection with the recent acquisition of the Itiquira hydroelectric generating facility in the State of Mato Grosso, Brazil.

The financing was provided by Calyon, the corporate and investment banking arm of the Credit Agricole Group, and Export Development Canada (EDC).

“This financing supports our growth strategy and is indicative of the high quality of our hydro assets such as Itiquira,” said Richard Legault, President and Co-Chief Executive Officer of Brookfield Renewable Power.

The Itiquira acquisition has greatly expanded Brookfield Renewable Power’s operating portfolio in Brazil, now consisting of 470 MW of installed capacity across 29 hydroelectric stations based mainly in the South, Southeast and Midwest regions of the country. The company also has several facilities under construction in Brazil and a significant pipeline of development opportunities.

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About Brookfield Renewable Power
Brookfield Renewable Power Inc., wholly-owned by Brookfield Asset Management Inc., has more than 100 years of experience as an owner, operator and developer of hydroelectric power facilities.  Its total portfolio includes more than 160 generating facilities with approximately 4,000 megawatts of capacity. It also has a 6,700 megawatt hydroelectric and wind project pipeline. Brookfield Renewable Power’s operations are primarily located in North America and Brazil.  Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately US$95 billion of assets under management and is listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on Euronext Amsterdam under the symbol BAMA. For more information, please visit Brookfield Renewable Power’s website at www.brookfieldpower.com and Brookfield Asset Management’s website at www.brookfield.com.

Zev Korman
Director, Investor Relations & Communications
Tel: (416) 359-1955  e-mail: zkorman@brookfield.com